EXHIBIT 2.1

                          AGREEMENT AND PLAN OF MERGER

         This Agreement and Plan of Merger (the "Agreement") is made and entered into as of this 30th day of December, 1998, by and among PROXYMED, INC., a Florida corporation ("ProxyMed"), PROXYMED ACQUISITION CORP., a Florida corporation ("PAC" or collectively with ProxyMed, the "Acquirors"), both with its principal business address at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317; KEY COMMUNICATIONS SERVICE, INC., an Indiana corporation ("Key"), with its principal business address at 2633 Grant Line Road, New Albany, Indiana 47150-4000; and JEFF K. CARPENTER, A. THOMAS HARDY and CARL W. GARMON, the shareholders of Key (collectively, the "Stockholders"). Key and Stockholders are sometimes collectively referred to in the Agreement as "Acquired Parties".

         WHEREAS, upon the terms and conditions of the Agreement, the parties desire that PAC, a wholly owned subsidiary of ProxyMed, be merged into Key, with Key being the surviving corporation, in an exchange of voting common stock for voting common stock, all as more particularly set forth herein (the "Merger"); and

         WHEREAS, Stockholders own all of the issued and outstanding capital stock of Key; and

         WHEREAS, it is the intention of the parties hereto that (a) the Merger shall qualify as a tax-free reorganization under Sections 368 of the Internal Revenue Code of 1986, as amended, and related sections thereunder; and (b) the Merger shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the "Act"), and under the applicable securities laws of the state or jurisdiction where the Stockholders reside; and

         WHEREAS, Acquirors have been advised by its respective accounting firm that as to each of their respective companies that the accounting for this transaction meets the requirements to qualify as a pooling of interests as set forth in Accounting Principles Board Opinion No. 16, Accounting for Business Combinations (hereafter "APB No. 16"), and ProxyMed and Acquired Parties intend that this purchase be accounted for as a pooling of interests, and

         WHEREAS, ProxyMed and Acquired Parties intend for this transaction to be treated as pooling of interests accounting pursuant to the terms and conditions of this Agreement.

         THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in the Agreement, the parties agree as follows:

ARTICLE 1.   ARTICLES OF MERGER

         1.1 The Articles of Merger, including the Plan of Merger, are attached hereto as Exhibit "A" is incorporated herein by reference.

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ARTICLE 2.   EXCHANGE OF SECURITIES

         2.1 EXCHANGE OF SECURITIES. In consideration for the transfer and assignment by the Stockholders and in consideration of the representations, warranties and covenants of Acquired Parties set forth herein, ProxyMed, on the conditions set forth herein, shall deliver to each Stockholder in proportion as their interest appear on Schedule 1.1 at the Closing two million seventy-eight thousand one hundred six (2,078,106) shares of voting common stock of ProxyMed, $.001 par value, as more fully described on Section 3.2 hereof (the "Common Stock").

ARTICLE 3.   THE CLOSING

         The closing of the Merger (the "Closing") shall take place at the offices of ProxyMed at 10:00 a.m. EDT, or by facsimile, on December, 31, 1998, or at such other place and/or time as the parties may agree in writing, but in no event later than January 31, 1999 (the "Closing Date"). In the event that the conditions specified in the Agreement have not been fulfilled by such Closing dates, ProxyMed (if such failure of conditions is on the part of Acquired Parties) or Key (if such failure of conditions is on the part of ProxyMed) may extend the Closing for a period or periods not exceeding an aggregate of thirty
(30) days by written notice, and the no shop period described in Section 8.3 shall likewise be automatically extended to such Closing date.

         3.1 ACQUIRED PARTIES' OBLIGATIONS AT THE CLOSING. At the Closing, Acquired Parties shall deliver or cause to be delivered to ProxyMed: Stock certificates representing the Shares, with Stock powers attached, and such other good and sufficient instruments of conveyance, assignment and transfer, in form and substance reasonably satisfactory to ProxyMed's counsel, so as to effectively vest in ProxyMed good title to the Shares, together with all documents, books and records required to be delivered to ProxyMed under the provisions of the Agreement.

             Each of the Acquired Parties, at any time before or after the Closing, shall execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer reasonably requested by ProxyMed and shall take any other action consistent with the terms of the Agreement that may reasonably be requested by ProxyMed for the purpose of assigning, transferring, granting, conveying and confirming to ProxyMed, or reducing to possession, the Stock and assets of Key. If requested by ProxyMed, Acquired Parties agree to prosecute or otherwise enforce in their own names for the benefit of ProxyMed any claims, rights or benefits that are transferred to ProxyMed by this Agreement and that require prosecution or enforcement in either of the Acquired Parties' name. Any prosecution or enforcement of claims, rights, or benefits under this Section shall be solely at ProxyMed's expense, unless the prosecution or enforcement is made necessary by a breach of the Agreement by Acquired Parties.

         3.2 PROXYMED'S OBLIGATIONS AT THE CLOSING. At the Closing, ProxyMed shall deliver to each of the Stockholders against delivery of the items specified in Section 3.1 certificates for that number of shares of Common Stock of ProxyMed as described in Section 2.1 hereof. The Common Stock issued shall be Rule 144 restricted stock (except for one hundred ten thousand



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(110,000) treasury shares of registered Common Stock) (the "Treasury Stock"), with restricted legend and stop transfer instructions. Stockholders shall be granted registration rights as described in Section 12.11.

ARTICLE 4.   [INTENTIONALLY OMITTED]

ARTICLE 5.   [INTENTIONALLY OMITTED]

ARTICLE 6.   REPRESENTATIONS AND WARRANTIES OF ACQUIRED PARTIES

         Acquired Parties, jointly and severally, hereby represent and warrant to ProxyMed that the following facts and circumstances are and, except as contemplated hereby, at all times up to the Closing, will be true and correct, and hereby acknowledge that such facts and circumstances constitute the basis upon which ProxyMed is induced to enter into and perform the Agreement. Each representation and warranty set forth in this Article 6 shall survive the Closing subject to the limitations as set forth in Article 17.

         6.1 ORGANIZATION, GOOD STANDING AND QUALIFICATIONS. Key is an S corporation pursuant to Section 1361, ET SEQ. of the Internal Revenue Code ("Code"), and duly organized, validly existing, and in good standing under the laws of the State of Indiana, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to transact business and is in good standing as a foreign corporation in which the failure to be so qualified would have a material adverse effect on Key. SCHEDULE 6.1 lists all the states that Key is so qualified to do business in.

         6.2 FINANCIAL STATEMENTS. SCHEDULE 6.2 to the Agreement sets forth the audited consolidated balance sheets of Key as of April 30, 1998 (the "Last Fiscal Year End"), and as of April 30, 1997 (the "Prior Fiscal Year End"), and the related statements of income and retained earnings for such years. SCHEDULE
6.2 to the Agreement also includes unaudited consolidated balance sheets of Key for the interim period ending October 31, 1998 (the "Stub Period Date"), and the related unaudited statements of income and retained earnings for such periods, certified by the Chief Financial Officer of Key and formally reviewed by ProxyMed's independent auditors. The financial statements in SCHEDULE 6.2 are referred to as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently followed by Key throughout the periods indicated, and fairly present (except for the unaudited Financial Statements which are subject to the independent auditor's review report but which Key represents are accurate in all material respects) the financial position of Key as of the respective dates of the balance sheets included in the Financial Statements and the results of their operations for the respective periods indicated, including the Stub Period. Key has no liabilities or obligations of any nature (known or unknown, absolute, accrued, contingent or otherwise) of the type required to be reflected or disclosed in a balance sheet (or the notes thereto) prepared in accordance with GAAP that were not fully reflected or reserved against in the Financial Statements, except for obligations that have arisen in the ordinary course of business and are not individually or in the aggregate material to Key. Key had independent public accountants to audit or review its Financial

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Statements, whose unqualified opinions or review reports with respect to such
Financial Statements are included SCHEDULE 6.2.

         6.3 ABSENCE OF SPECIFIED CHANGES. Except as set forth on SCHEDULE 6.3 hereof, since October 31, l998, there has not been any:

             (a) Transaction by Key except in the ordinary course of business;

             (b) Capital expenditure or purchase commitments for such by Key exceeding $25,000 which are not for resale;

             (c) Material adverse change in the financial condition, liabilities, assets, business or prospects of Key;

             (d) Destruction, damage to, or loss of any assets of Key (whether or not covered by insurance) that materially adversely affects the financial condition, business or prospects of Key;

             (e) Labor trouble or other event or condition of any character materially adversely affecting the financial condition, business, assets or prospects of Key;

             (f) Change in accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) by Key;

             (g) Revaluation by Key of any of its Stock;

             (h) Increase in the salary or other compensation payable or to become payable by Key to any of its officers or directors, or the declaration, payment or commitment or obligation of any kind for the payment by Key of a bonus or other additional salary or compensation to any such person;

             (i) Sale or transfer of any asset of Key, except in the ordinary course of business;

             (j) Execution, creation, amendment or termination of any contract, agreement or license to which Key is a party, except in the ordinary course of business;

             (k) Loan by Key to any person or entity, or guaranty or indemnification by Key of any loan;

             (l) Waiver or release of any right or claim of Key, except in the ordinary course of business;

             (m) Mortgage, pledge or other encumbrance of any asset of Key;

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             (n) Other event or condition of any character that has or might reasonably have a material adverse effect on the financial condition, business, prospects or Stock of Key;

             (o) Any loss of customers or third party payers or providers or trading partners resulting in or possibly resulting in a material adverse change in the volume of transactions or revenues of Key;

             (p) Distributions to any Stockholders or third parties other than for the payments in an amount sufficient for each Stockholder of Key to timely pay federal, state, local or other applicable income taxes on such Stockholder's distributive share of Key's income or gains;

             (q) Agreement by Key to do any of the things described in the preceding clauses (a) through (p).

         6.4 TAX MATTERS.

             (a) All federal, state and local tax returns for all periods ending on or before the Closing that are or were required to be filed by or with respect to Key and Stockholders have been filed on a timely basis, and in accordance with the laws, regulations and administrative requirements of any applicable taxing authority. All such tax returns that have been filed on or before the Closing were, when filed, and continue to be, true, correct and complete in all material respects.

             (b) Key has been a subchapter S corporation since May 1, 1987, pursuant to Section 1361, ET SEQ., of the Code. To the best knowledge of the Shareholders, no such elections have been revoked, and nothing has occurred that would cause Key to fail to qualify as an S corporation.

             (c) Acquired Parties have paid, or made provision for the payment of, all federal, state and local taxes of any kind or nature that have or may become due of Key for all periods ending on or before the Closing, including, without limitation, all taxes reflected on the tax returns referred to in this
Section 6.4, or in any assessment, proposed assessment, or notice, received by or any such liabilities assumed by any of the Acquired Parties, except such taxes, if any, as are set forth in SCHEDULE 6.4(c) that are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP consistently applied) have been provided. Any shortages in such accrual or reserves for contested assessments over the actual, final assessed amount shall be fully paid by ProxyMed and shall not be treated as an adjustment to the purchase price nor shall it be subject to the Acquired Parties indemnification obligations or any liability of the Acquired Parties nor shall it be chargeable against the escrow balance pursuant to Section 12.16. ProxyMed's payment obligation hereunder shall not be subject to the $125,000 limit of Section
12.14. The charges, accruals and reserves with respect to taxes on the books of Key are determined in accordance with GAAP consistently applied. In all material respects, all taxes that Key is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate taxing

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authority. There are no liens with respect to taxes upon any of the properties or assets, real or personal, tangible or intangible, of Key (except for taxes not yet due).

             (d) There are no closing agreements, requests for rulings or requests for technical advice with respect to any taxes, pending between Key and any taxing authority.

             (e) All elections with respect to taxes affecting Key as of the date hereof are set forth in SCHEDULE 6.4(e).

             (f) There is no existing tax sharing agreement that may or will require that any payment be made by or to Key on or after the Closing, except as disclosed on SCHEDULE 6.4(f).

             (g) Key has not agreed to and is not required to make any adjustment pursuant to Section 481(a) of the Internal Revenue Code, nor has the Internal Revenue Service proposed any such adjustment or change in accounting method with respect to Key. Key does not have any application pending with any taxing authority requesting permission for any change in accounting method.

             (h) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, as a consequence of this transaction could give rise to the payment of any amount that would not be deductible by ProxyMed or Key by reason of Section 280G of the Internal Revenue Service Code.

             (i) Except as provided for in SCHEDULE 6.4(i), Key does not own an interest in any (i) domestic international sales corporation, (ii) foreign sales corporation, (iii) controlled foreign corporation, or (iv) passive foreign investment company.

             (j) The Stockholders acknowledge that as a result of the consummation of the transactions contemplated by this Agreement, the Stockholders' S corporation status will terminate as of the Closing Date. The Stockholders agree that Key will file any required S corporation federal, state and local tax returns for Key for all relevant periods through the Closing Date, and all applicable taxes for such periods shall be paid by such applicable taxpayer.

         6.5 LEASED PROPERTY. SCHEDULE 6.5 to the Agreement is a complete and accurate description of each parcel of real property leased to Key and a list of the policies of leasehold title insurance, if any, issued to Key for these properties. True, correct and complete copies of the leased property have been delivered to ProxyMed. All real property leases are valid and in full force, and there does not exist any default or event that with notice or lapse of time or both would constitute a default under any of these leases.

         6.6 ZONING. To the best knowledge of Key, the zoning of each leased property described in SCHEDULE 6.6 permits the presently existing improvements and the continuation of the business presently being conducted on such parcel.

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         6.7 INVENTORIES. The inventories described in SCHEDULE 6.7 consist of items of quality and quantity useable, salable or rentable in the ordinary course of business by Key except for obsolete or slow moving items and items below standard quality, which are set forth on Key's books and records in accordance with Key's practices and procedures consistent with the method of treating such items in prior periods. All items included in the inventories are the property of Key, except for sales made in the ordinary course of business. For each of these items either Key has made full payment or Key's liability to make payment is reflected in the Financial Statements of Key. As of the Closing, no items included in the inventories will be pledged as collateral or held by Key on consignment from others.

         6.8 CONTRACTS AND AGREEMENTS. The contracts described in SCHEDULE 6.8 consist of all written and oral contracts, licenses and agreements, and any other commitments or understandings entered into by Key in the ordinary course of business with its customers, clients and other third parties calling for consideration of more than $20,000 other than those specifically referred to elsewhere in the Agreement. Except as set forth on SCHEDULE 6.8, all such contracts and agreements are valid and in full force, and there does not exist any default or threat of default or event caused by Key that with notice or lapse of time, or both, would constitute default under any of these contracts and agreements that would either give rise to a right to terminate such contract or would result in additional liability to Key in excess of $20,000 individually or $50,000 in the aggregate, including product warranty claims. There have been no claims or defaults, and to the best knowledge of Key, there are no facts or conditions which if continued, or unnoticed, will result in a default under these contracts or agreements.

                  Except as set forth in SCHEDULE 6.8, Key is not a party to, nor are the Shares bound by, any other agreement not entered into in the ordinary course of business, any indenture, mortgage, deed of trust, lease or any other agreement that is unusual in nature, duration or amount. Key is not a party to, nor are the Stockholders bound by, any agreement that is materially adverse to the business, property, or financial condition or Stock or assets of Key.

         6.9 OTHER TANGIBLE PERSONAL PROPERTY. The tangible personal property described in the books and records of Key constitutes all the items of tangible personal property owned by, in the possession of, or used by Key in connection with its business, including all furniture, fixtures, equipment, computer hardware and vehicles, whether or not located on or within any leased property of Key or elsewhere. Except as stated in SCHEDULE 6.9, no tangible personal property used by Key in connection with its business is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement, or is in the possession of anyone other than an employee of Key.

         6.10 TRADE NAMES, TRADEMARKS, COPYRIGHTS, ETC. Except as set forth in
SCHEDULE 6.10, Key does not use any trademark, service mark, trade name, copyright, brand name, telephone and facsimile number or domain name in its business, or own any trademarks, trademark registrations or applications, trade names, service marks, copyrights, copyright registrations or applications or brand names. To the best knowledge of Acquired Parties, no person (other than Key) owns any trademark, trademark registration or application, service mark, trade name, copyright, copyright registration or application, or brand name, the use of which is

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necessary or contemplated in connection with the performance of any contract to which Key is a party. To the best knowledge of the Acquired Parties, Key has the right and authority to use such trade names, trademarks, copyrights, telephone and facsimile numbers and domain names as are necessary to enable it to conduct and to continue to conduct its business, and such use does not and will not conflict with, infringe or violate any intellectual or proprietary rights of others.

         6.11 PATENTS AND PATENT RIGHTS. SCHEDULE 6.11 to the Agreement is a complete schedule of all patents, inventions, industrial models, processes, designs, formulas and applications for patents ("Intellectual Properties") owned by Key or in which Key has any rights or licenses. The patents and applications for patents listed in SCHEDULE 6.11 are valid and in full force and effect and are not subject to any taxes, maintenance fees or actions falling due within ninety (90) days after the Closing. Except as set forth in SCHEDULE 6.11 or 6.20, there have not been any administrative, judicial, arbitration, or other adversary proceedings concerning the Intellectual Properties listed in SCHEDULE
6.11. Each patent application is awaiting action by its respective patent office except as otherwise indicated in SCHEDULE 6.11. To the best knowledge of the Acquired Parties, the manufacture, use or sale of the inventions, models, designs and systems covered by the Intellectual Properties listed in SCHEDULE
6.11 do not violate or infringe on any patent or any proprietary or personal right of any person, firm or corporation, and Key has not infringed and is not now infringing on any patent or other right belonging to any person, firm or corporation. Except as set forth in SCHEDULE 6.11, Key is not a party to any license, agreement or arrangement, whether as licensee, licensor or otherwise, with respect to any patent, application for patent, invention, design, model, process, trade secret or formula. Key has the right and authority to use such inventions, trade secrets, processes, models, designs and formulas as are necessary to enable it to conduct and to continue to conduct all phases of its business in the manner presently conducted, and such use does not and will not conflict with, infringe or violate any patent or other rights of others.

         6.12 CONFIDENTIAL INFORMATION. The confidential information used by Key in the operation of its business, including all processes, know-how and other technical data, is accurate and sufficient. Key is the sole owner of each of the confidential information, free and clear of any liens, encumbrances, restrictions, or legal or equitable claims of others, except as specifically stated in SCHEDULE 6.12. Key has taken all reasonable security measures to protect the secrecy, confidentiality and value of the confidential information; any of its employees and any other persons, who, either along or in concert with others, developed, invented, discovered, derived, programmed or designed these secrets, or who have knowledge of or access to information relating to them, have been put on notice and have entered into appropriate agreements that Key's confidential information is proprietary to Key only, and are not to be divulged or misused. All the confidential information is presently valid and protectable, and is not part of the public knowledge or literature, nor to Key's knowledge have they been used, divulged or appropriated for the benefit of any past or present employees or other persons, or to the detriment of Key.

         6.13 SOFTWARE PROGRAMS, CONTRACTS AND OTHER INTANGIBLE PROPERTY.
SCHEDULE 6.13 to the Agreement is a true and complete list of all software programs, contracts and all other intangible assets significant to the operation of the business (other than those specifically referred

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to elsewhere in the Agreement and other than generic off-the-shelf software available to the public generally), including, without limitation, all of Key's right, title and interest owned and leased software programs, databases, and all other agreement, contracts, licenses and other commitments, oral or written, with any person or entity respecting the ownership, license, acquisition, design, development, distribution, marketing, use or maintenance of software programs, source and object codes, related technical or user documentation manuals relating to Key's business. To the best of knowledge of Acquired Parties, Key has the right and authority to use such software programs, databases and other intangible property as are necessary to enable Key to continue to conduct its business, and such use does not and will not conflict with, infringe or violate any intellectual or proprietary rights of others.

         6.14 TITLE TO ASSETS. The books and records and Financial Statements of Key disclose all the assets of Key. Key has good, marketable and unencumbered title to all the assets and its interest in the assets to be conveyed to ProxyMed hereunder, whether real or personal, mixed, tangible and intangible, which constitute all the Stock and interest in assets that are used in the business of Key. All the assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions, except for (i) those disclosed in Key's balance sheets included in the Financial Statements or in the Schedules to the Agreement; (ii) the lien of current taxes not yet due and payable; and (iii) possible minor matters that, in the aggregate, are not substantial in amount and do not materially detract from or interfere with the present or intended use of any of the assets or materially impair business operations. All the assets are in good operating condition and repair, ordinary wear and tear excepted. However, notwithstanding the preceding sentence, ProxyMed is accepting the assets "as is, where is". Except as set forth on this Schedule, neither any officer, nor any director or employee of Key, nor any spouse, child or other relative of Key, owns or has any interest, directly or indirectly, in any of the real or personal property owned by or leased to Key, or in any copyrights, patents, trademarks, trade names or trade secrets licensed by Key.

         6.15 CUSTOMERS AND TRANSACTIONS. SCHEDULE 6.15 to the Agreement is a correct and current list of all customers and clients of Key generating revenues over $5,000 during the Last Fiscal Year End and up to the date of this Agreement. Except as indicated in Schedule 6.15, the Acquired Parties have no information and are not aware of any facts indicating that any of these customers and clients intend to cease doing business with Key or materially alter the amount of business that they are presently doing with Key.

         6.16 EXISTING EMPLOYMENT ARRANGEMENTS. SCHEDULE 6.16 to the Agreement is a list of all employment contracts and collective bargaining agreements, and all pension, bonus, profit-sharing, deferred compensation, stock option, or other agreements or arrangements providing for employee or outside consultant remuneration or benefits to which Key is a party or by which Key is obligated, whether in writing or in the nature of informal, oral understandings. All these contracts and arrangements are in full force and effect, and neither Key nor Stockholders have knowledge that any party is in default under them or that there are any threats of default. There have been no claims of defaults and, to the best knowledge of Acquired Parties, there are no facts or conditions which if continued, or on notice, will result in a default under these contracts or

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arrangements. There is no pending or, to the best knowledge of Acquired Parties, threatened labor dispute, strike or work stoppage affecting Key's business.

         6.17 INSURANCE POLICIES. SCHEDULE 6.17 to the Agreement is a description of all insurance policies held by Key concerning its assets. All these policies are in the respective principal amounts set forth in SCHEDULE
6.17. Key has maintained and now maintains (i) insurance on all its assets of a type customarily insured, covering property damage and loss of income by fire or other casualty; and (ii) adequate insurance protection against all liabilities, claims and risks against which it is customary to insure, including without limitation, errors and omissions coverage.

         6.18 UNREGISTERED SECURITIES. Except for the Treasury Shares which are registered, the Stockholders (i) understand that the shares of Common Stock to be issued pursuant to Section 2.1 of the Agreement are not registered under the Securities Act of 1933, as amended, (the "Act") or under any state securities laws, and that they are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering; (ii) are acquiring the Common Stock solely for their own account for investment purposes and not with a view to the "distribution" thereof (as such term is defined in judicial and administrative interpretations under Section 2(11) of the Act);
(iii) have received certain information concerning ProxyMed, including without limitation the Reports referred to in Section 7.2 and have had the opportunity to obtain additional information as desired in order to evaluate the merits of purchasing and holding said Common Stock; (iv) are able to bear the economic risk and lack of liquidity inherit in holding the Common Stock until such time as the Common Stock is registered and may be sold pursuant to Rule 144 and in accordance with the terms and conditions of this Agreement; (v) have sufficient knowledge and experience in financial and business matters that they are capable of evaluating the merits and risk of an investment in ProxyMed; and (vi) understand that the certificates representing said Common Stock will be stamped or otherwise imprinted with the legend in substantially the following form:

              The Shares of Stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction, including without limitation, Indiana, and may not be sold transferred, pledged, hypothecated or otherwise disposed of in any manner unless they are registered under such Act and any securities laws of any applicable jurisdiction or unless exemptions from such registrations are available and that an opinion of counsel, satisfactory to ProxyMed, Inc. to that affect is delivered to ProxyMed, Inc.

         6.19 COMPLIANCE WITH LAWS. To the best of Acquired Parties' knowledge, Key has complied with, and is not in violation in any material respect of applicable federal, state or local statutes, laws and regulations (including, without limitation, any applicable environmental, health, building, zoning or other law, ordinance or regulation) affecting its properties (including the leased property) or the operation of its business.

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         6.20 LITIGATION. Except as set forth in SCHEDULE 6.20, there is no suit, action, arbitration or legal, administrative or other proceeding, or governmental investigation pending or, to the best knowledge of Acquired Parties, threatened against or affecting Key, or its business, Stock or financial condition. The matters set forth in SCHEDULE 6.20 if decided adversely to Key will not result in a material adverse change in the business, assets, Stock or financial condition of Key. Acquired Parties have furnished or made available to ProxyMed copies of all court papers and other documents relating to the matters set forth in SCHEDULE 6.20. Key is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality. Except as set forth in SCHEDULE 6.20, Key is not presently engaged in any legal action to recover moneys due to it or damages sustained by it in excess of $20,000.

         6.21 ASSETS SUFFICIENT FOR CONDUCT OF BUSINESS. The assets, including without limitation, all accounts receivable, prepaid expenses, equipment, inventories, intangibles, goodwill, books and records, agreements, contracts, licenses, and all other properties of every kind, character and description owned or held for use in connection with Key's business, wherever located, exclusive of sufficient working capital as may be needed from time to time, (the "Assets"), constitute all of the assets required for ProxyMed to conduct the business of Key substantially as it is presently conducted.

         6.22 AGREEMENT WILL NOT CAUSE BREACH OR VIOLATION. Other than any transactions for which a written waiver shall have been received, neither the entry into the Agreement nor the consummation of the transactions contemplated hereby will, to the best knowledge of Acquired Parties, result in or constitute any of the following: (i) a breach of any term or provision of the Agreement;
(ii) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the Articles of Incorporation or Bylaws of Key or any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which Key is a party or by which Key or the Stock are bound; (iii) an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation; (iv) the creation or imposition of any lien, charge or encumbrance on any of the assets of Key or the Stock; or (v) the violation of any law, regulation, ordinance, judgment, order or decree applicable to or affecting Key or the Stock.

         6.23 AUTHORITY AND CONSENTS. Except as set forth in SCHEDULE 6.23, Key has the right, power, legal capacity and authority to enter into, and perform its obligations under the Agreement, and no approvals, consents or permits of any persons or governmental agency other than Acquired Parties or filings, registrations or approvals as may be required under applicable federal and state securities laws are necessary in connection with it. The execution and delivery of the Agreement and the consummation of this transaction by the Acquired Parties have been, or prior to the Closing will have been, duly authorized by all necessary corporate action of Key (including any necessary action by Key's security holders, and by Fifth Third Bank). The Agreement constitutes a legal, valid and binding obligation of the Acquired Parties enforceable in accordance with its terms except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

         6.24 INTEREST IN CUSTOMERS, SUPPLIERS AND COMPETITORS. Except as set forth in SCHEDULE 6.24, neither Key nor any officer, director or, to the best knowledge of the Acquired Parties, any employee of Key, nor any spouse or child of any of them has any direct or indirect interest in any competitor, supplier, customer or client of Key or in any person with whom Key is doing business.

         6.25 PERSONNEL IDENTIFICATION AND COMPENSATION. Before the Closing, Key shall disclose to ProxyMed in such form as shall be reasonably acceptable to ProxyMed a list of the names and addresses of all officers, directors, employees, agents and consultants of Key, stating the rates of compensation payable to each and setting forth all vacation time, sick leave and other paid time off accrued for each of them through the Closing, and the date and amounts of each person's last salary increase. Except as set forth on SCHEDULE 6.25, no other person, except accountants, auditors and attorneys regularly performs compensable services for Key.

         6.26 BANK ACCOUNTS, ETC. SCHEDULE 6.26 lists (i) the names and addresses of all persons holding a power of attorney on behalf of Key; and (ii) the names and addresses of all banks or other financial institutions in which Key has cash or cash equivalent account, investment, deposit or safe-deposit box, with the names of all persons authorized to draw on these accounts, investments and deposits or who have access to these boxes and their respective account numbers.

         6.27 MILLENNIUM COMPLIANCE. The proprietary hardware and software of Key, when used prior to, during and after the turn-of-the-century, is either programmed to process turn-of-the-century dates or is subject to correction or modification without material cost or adverse effect on the business and operations of Key. This capability includes, without limitation, date formats that have century recognition, calculations that accommodate same-century and multi-century formulas and date values, date interface values that reflect the century and calculations that accommodate the occurrence of leap year.

         6.28 ENVIRONMENTAL MATTERS.

              (a) To the best knowledge of the Acquired Parties, except as set forth in SCHEDULE 6.28, Key has obtained all permits, licenses and other authorizations which are required in connection with the conduct of the business under regulations relating to pollution or protection of the environment, including regulations relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, hazardous substances or wastes into the environment (including without limitation ambient air, surface water, ground water or land) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, hazardous substances or wastes.

              (b) To the best knowledge of the Acquired Parties, except as set forth in SCHEDULE 6.28, Key is in full compliance in the conduct of the business with all terms and conditions of the required permits, licenses and authorizations, and is also in full compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

              (c) Except as set forth in SCHEDULE 6.28, the Acquired Parties are not aware of, nor has Key nor any of its subsidiaries received notice of, any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance with those laws or any regulations, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, chemical or hazardous substance or waste.

              (d) Except as set forth in SCHEDULE 6.28, there is no civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or threatened against Key in connection with the conduct of the business relating in any way to those laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

         6.29 LABOR MATTERS. Except as set forth on SCHEDULE 6.29, Key is in compliance in all material respects with all currently applicable federal, state and local laws and regulations respecting employing, discrimination, discrimination in employment, disability, terms and conditions of employment, wages and hours, occupational safety and health and employment practices except for such failures to comply as would not reasonably be expected to have a material adverse effect, either individually or in the aggregate, on Key. As of the date hereof, Key has received no notice from any governmental entity and, as of the date hereof, there has not been asserted before any governmental entity any claim, action or proceeding to which Key is a party, and there is not any investigation or hearing pending or threatened concerning Key, arising out of or based upon any such laws, regulations or practices.

         6.30 DOCUMENTS DELIVERED. Each copy or original of any agreement, contract or other instrument which is identified in any exhibit delivered by Acquired Parties or their counsel to ProxyMed (or its counsel or representatives), whether before or after the execution hereof, is in fact what is purported to be by Acquired Parties and has not been amended, canceled or otherwise modified.

         6.31 FULL DISCLOSURE. None of the representations and warranties made by Acquired Parties or made in any letter, certificate or memorandum furnished or to be furnished by Acquired Parties, or on their behalf, contains or will contain any untrue statement of a material fact, or omits any material fact the omission of which would make any statements made herein, in light of the circumstances under which they were made, not misleading. There is no fact known to Acquired Parties which materially adversely affects, or in the future may (so far as Acquired Parties can now reasonably foresee) materially adversely affect the assets, Stock, liabilities, business, operations or prospects of Key that has not been set forth herein or heretofore communicated to ProxyMed in writing.

         6.32 CAPITALIZATION OF KEY AND OWNERSHIP OF CAPITAL STOCK. Stockholders are the sole and exclusive lawful record and beneficial owner of all of the Stock of Key and all of the number and class of issued and outstanding shares of the Stock of Key as set forth opposite Stockholders' names on SCHEDULE 6.32 hereto, including, without limitation, all options, warrants and any other rights in or to any of the Stock of Key. Upon the Closing, the Stock will be free and clear of any claims, pledges, security interest, liens or encumbrances or other restrictions of limitations of any kind. Shares of Stock of Key are validly issued, fully paid and non-assessable and upon consummation of the transaction contemplated hereby, ProxyMed will acquire good and valid title to the Stock, free and clear of all pledges, security interest, liens, claims, encumbrances, agreements and options of any nature whatsoever. The authorized Stock of Key consists solely of one thousand (1,000) Shares of common stock, no par value, of which approximately Sixty-Seven and Forty-Two Thousandths (67.042) Shares are issued and outstanding. No Shares will be held in Key's treasury on the Closing. Except as set forth on SCHEDULE 6.32, there are no outstanding subscriptions, options, warrants, preemptive or preferential rights, Stockholder agreements, convertible securities or other agreements or contracts of any character (contractual or otherwise) for the issuance, sale or transfer to any person or entity of Shares of Stock of Key, and none of the Shares of Stock have been issued in violation of any preemptive rights.

         6.33 ABSENCE OF UNDISCLOSED LIABILITIES. To Stockholders' knowledge, Key does not have and will not have as of the Closing, except as to the extent reflected or reserved against on its Financial Statements reflected in SCHEDULES
6.2 hereto, any debts, liabilities or obligations (whether absolute, accrued, contingent or otherwise), including, without limitation, any liabilities for environmental pollution, any foreign or domestic tax liabilities or deferred tax liabilities incurred in respect of or measured by Key's income, or any other material debts, liabilities or obligations relating to or arising out of any act, omission, transaction, circumstance, sale of goods or services, stated facts or other condition, except for obligations not required under GAAP to be disclosed or reflected on the Financial Statements which are obligations that are not individually or in the aggregate material to Key.

         6.34 KNOWLEDGE, ETC. Certain of the representations and warranties of the parties hereto are made "to the best knowledge", "to the knowledge of" or words of similar import. The parties hereto agree that the meaning of such expressions shall in all cases be understood as comprising matters which the person, or in the case of an entity, an officer, director, Stockholder or employee of such entity, actually knows or, by virtue of his/her position, should have known after due inquiry.

ARTICLE 7.   PROXYMED'S REPRESENTATIONS AND WARRANTIES.

         ProxyMed hereby represents and warrants to Acquired Parties that the following representations are true and correct and, except as contemplated hereby, at all times up to the Closing will be true and correct, and hereby acknowledges that such representations constitute the basis upon which the Acquired Parties are induced to enter into and perform the Agreement. Each warranty set forth in this Article 7 shall survive the Closing.

         7.1 AUTHORITY AND CONSENTS. ProxyMed represents and warrants that ProxyMed is a corporation duly organized, existing and in good standing under the laws of Florida. ProxyMed has the right, power, legal capacity and authority to enter into and perform its obligations under the Agreement, and no approvals or consents of any persons, other than its Board of Directors are necessary in connection with it. The execution and delivery of the Agreement and the consummation of this transaction by ProxyMed have been, or prior to the Closing will have been, duly authorized by all necessary corporate action of ProxyMed, subject to delivery to its Board of Directors, at ProxyMed's expense, of an acceptable fairness opinion from an independent investment banker. The Agreement constitutes a legal, valid and binding obligation of Key enforceable in accordance with its terms, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

         7.2 REPORTS. ProxyMed has delivered to legal counsel for Key and Stockholders copies of its reports on Forms 10-K, 10-Q, 8-K, and any amendments thereto, containing financial exhibits, filed with the Securities and Exchange Commission since January 1, 1998 (the "Reports"). The Reports were timely filed and did not, at the time they were filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There has not been any material or adverse change in the business, Stock or liabilities of ProxyMed which has occurred since the date of the last report, and which has not been disclosed to Key and Stockholders. There is no fact known to ProxyMed which materially adversely affects its condition, assets, liabilities, business, operations or prospects that has not been set forth in its Reports.

         7.3 SHARES OF COMMON STOCK. Except for the Treasury Shares which are registered, the shares of ProxyMed's Common Stock delivered to the Stockholders at the Closing pursuant to Section 2.1 will be Rule 144 restricted stock validly and legally issued, and will be fully paid and not assessable, with registration rights as described in Section 12.11.

         7.4 AGREEMENT WILL NOT CAUSE BREACH OR VIOLATION. Neither the entry into the Agreement nor the consummation of the transactions contemplated hereby will result in or constitute any of the following: (i) a breach of any term or provisions of the Agreement; (ii) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the Articles of Incorporation or Bylaws of ProxyMed or, to the knowledge of ProxyMed, any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which

ProxyMed is a party or by which ProxyMed is bound; (iii) to the knowledge of ProxyMed, an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation; or (iv) to the knowledge of ProxyMed, the violation of any law, regulation, ordinance, judgment, order or decree applicable to or affecting ProxyMed.

         7.5 AUTHORIZED CAPITAL STOCK OF PROXYMED. The authorized, issued and outstanding capital stock of ProxyMed is set out in its Form 10-Q for the period ending September 30, l998. There have been no material changes.

         7.6 LITIGATION. Except as disclosed on SCHEDULE 7.6 to this Agreement, there is no action, suit, claim or proceeding of any nature pending or, to ProxyMed's knowledge, threatened against ProxyMed, its properties or any of its officers or directors that is not disclosed in its SEC documents that would have a material adverse effect on ProxyMed. Except as disclosed on SCHEDULE 7.6, there is no investigation pending or, to ProxyMed's knowledge, threatened against ProxyMed, its properties or any of its officers or directors by or before any governmental entity that is not disclosed in the SEC documents and that would have a material adverse effect on ProxyMed.

         7.7 NO UNDISCLOSED LIABILITIES. Except as disclosed on SCHEDULE 7.7, ProxyMed does not have any liability, indebtedness, claim, obligation, expense, claim, deficiency, guarantee or endorsement of any type, whether accrued, absolute, contingent, mature or other, which has not been reflected in the SEC documents and that would have a material adverse effect on ProxyMed.

         7.8 RESTRICTIONS ON BUSINESS ACTIVITIES. Except as described in
Schedule 7.8, there is no agreement (non-competition or otherwise), commitment, judgment, injunction, order or decree to which ProxyMed is a party or otherwise binding upon ProxyMed that is not disclosed in the SEC documents which has or is reasonably likely to have the effect of prohibiting or impairing any business practice of ProxyMed, any acquisition of property (tangible or intangible) by ProxyMed or the conduct of business by ProxyMed that would result in a material adverse effect on ProxyMed.

ARTICLE 8.   ACQUIRED PARTIES' OBLIGATIONS BEFORE CLOSING.

         Acquired Parties covenant that, except as otherwise agreed in writing by ProxyMed, from the date of the Agreement until the Closing:

         8.1 PROXYMED'S ACCESS TO PREMISES AND INFORMATION. ProxyMed and its counsel, accountants and other representatives shall be entitled to have full access during normal business hours to all Key's properties, books, accounts, records, contracts and documents of or relating to the Stock, but shall not disrupt nor inhibit Key's normal business operations. Acquired Parties shall furnish or cause to be furnished to ProxyMed and its representatives all data and information concerning the business, finances and properties of Key that may reasonably be requested.

         8.2 CONDUCT OF BUSINESS IN NORMAL COURSE. Acquired Parties shall carry on Key's business and activities diligently and in substantially the same manner as they previously have been carried on, and shall not make or institute any unusual or novel methods of management, accounting or operation that will vary materially from the methods used by Key as of the date of the Agreement, and will do nothing that may negate a pooling of interests accounting. Key shall use its best efforts, without making any commitments on behalf of ProxyMed, to preserve its business organization intact, to keep available to Key its present officers and employees, and to preserve its present relationships with suppliers, customers and others having business relationships with it.

         8.3 NO SHOP. Acquired Parties and ProxyMed hereby ratify and confirm that they have entered into a legally binding agreement dated December 4, l998, whereby Acquired Parties have agreed among other things not to offer or solicit for sale or sell Key except to ProxyMed for a period of time, all as more fully set out on Addendum "A" attached hereto and incorporated herein by reference. The parties hereby agree that upon the execution of this Agreement, the "no shop" period shall be extended to the date of Closing unless otherwise terminated pursuant to said Addendum "A", (b) through (e).

         8.4 MAINTENANCE OF INSURANCE. Key shall continue to carry its existing insurance, subject to variations in amounts required by the ordinary operations of its business. At the request of ProxyMed and at ProxyMed's sole expense, the amount of insurance against fire and other casualties which, at the date of the Agreement, Key carries on any of the assets or in respect of its operations shall be increased by such amount or amounts as ProxyMed shall specify.

         8.5 EMPLOYEES AND COMPENSATION. Except in the ordinary course of business and except as to any Shareholder, Key shall not do, or agree to do, any of the following acts: (i) grant any increase in salaries payable or to become payable to any officer, employee, sales agent or representative or consultant; or (ii) increase benefits payable to any officer, employee, sales agent or representative or consultant under any bonus or pension plan or other contract or commitment.

             NEW TRANSACTIONS. Key shall not do or agree to do any of the following acts:

             (a) Enter into any contract, commitment or transaction not in the usual and ordinary course of its business; or

             (b) Make any capital expenditures or commitments in excess of $5,000 for any single item or $5,000 in the aggregate, or enter into any leases of capital equipment or property under which the annual lease charge is in excess of $5,000; or

             (c) Sell or dispose of any capital assets with a net book value in excess of $5,000 individually, or $5,000 in the aggregate not in the usual and ordinary course of business; or

             (d) Declare any dividends or make any distributions other than as described in Section 6.3(p).

         8.7 PAYMENT OF LIABILITIES AND WAIVER OF CLAIMS. Other than in the usual and ordinary course of business, Key shall not do, or agree to do, any of the following acts: (i) pay any obligation or liability, fixed or contingent, other than current liabilities; (ii) waive or compromise any right or claim; or
(iii) cancel, without full payment, any note, loan or other obligation owing to Key.

         8.8 EXISTING AGREEMENTS. Other than in the usual and ordinary course of business, Key shall not modify, amend, cancel or terminate any of its existing contracts or agreements, or agree to do any of those acts.

         8.9 ESTOPPEL CERTIFICATES. Key shall obtain estoppel certificates to any leased premises in form and substance satisfactory to ProxyMed and will furnish to ProxyMed executed copies of those estoppel certificates obtained by Key.

         8.10 REPRESENTATIONS AND WARRANTIES TRUE AT CLOSING. Acquired Parties shall assure that all representations and warranties of Acquired Parties set forth in the Agreement, any Schedule, and in any written statements delivered to ProxyMed by Acquired Parties under the Agreement will also be true and correct as of the Closing as if made on that date and that all conditions precedent to the Closing shall have been met. Acquired Parties shall promptly disclose to ProxyMed any information contained in the Schedules to the Agreement which, because of an event occurring after the date hereof, is incomplete or is no longer correct as of all times after the date hereof until the Closing.

ARTICLE 9.   CONDITIONS PRECEDENT TO PROXYMED'S PERFORMANCE

         The obligations of ProxyMed to exchange the Stock under the Agreement are subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Article 9. ProxyMed may waive any or all of these conditions in accordance with Section 14.2 hereof; provided, however, that no such waiver of a condition shall constitute a waiver by ProxyMed of any of its other rights or remedies, at law or in equity, if Acquired Parties shall be in default of any of their representations, warranties or covenants under the Agreement.

         9.1 STOCK CERTIFICATES. Key shall have delivered to ProxyMed at or prior to Closing (a) certificates evidencing the Stock, together with stock powers and instruments of conveyance and transfer; (b) written resignation of all directors of Key; and (c) corporate minute books, corporate seal, and stock ledger and transfer books of Key.

         9.2 ACCURACY'S OF ACQUIRED PARTIES' REPRESENTATIONS AND WARRANTIES. All representations and warranties by Acquired Parties in the Agreement, any Schedule, or in any written statement that shall be delivered to ProxyMed by Acquired Parties under the Agreement shall be true and correct in all material respects on and as of the Closing as though made at that time.

         9.3 ABSENCE OF LIENS. At or prior to the Closing, ProxyMed shall have received a Uniform Commercial Code ("UCC") search report dated as of a date not more than ten (10) days before the Closing issued by the Indiana Secretary of State and any other applicable governmental authority or by a title company or other company reasonably satisfactory to counsel for ProxyMed indicating that there are no UCC filings with such Secretary of State and any other applicable governmental authority which name any of Acquired Parties as debtor or otherwise indicating any lien on the assets of Key or the Stock, except for the liens otherwise disclosed in Schedules hereto or that shall be released at or prior to the Closing.

         9.4 ACQUIRED PARTIES' PERFORMANCE. Acquired Parties shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Agreement to be performed or complied with by Acquired Parties on or before the Closing.

         9.5 CERTIFICATION BY KEY. ProxyMed shall have received a certificate, dated the Closing, signed by Key's Chief Executive Officer and Chief Financial Officer certifying, in such detail as ProxyMed and its counsel may reasonably request, that the conditions specified in Sections 9.2 and 9.4 have been fulfilled.

         9.6 OPINION OF ACQUIRED PARTIES' COUNSEL. ProxyMed shall have received from Sturm, Paletti & Wilson, counsel for Acquired Parties, an opinion dated as of the Closing, in form and substance reasonably satisfactory to ProxyMed and its counsel.

         9.7 ABSENCE OF LITIGATION. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by the Agreement or to its consummation, shall have been instituted or threatened on or before the Closing.

         9.8 CORPORATE APPROVAL. The execution and delivery of the Agreement by the Acquired Parties, and the performance of its covenants and obligations under it, shall have been duly authorized by all necessary corporate action, and ProxyMed has received copies of all resolutions pertaining to that authorization, certified by the Secretary for Key.

         9.9 ESTOPPEL CERTIFICATES. ProxyMed shall have received from Key estoppel certificates and consents relating to any leased property in a form reasonably satisfactory to ProxyMed's counsel.

         9.10 CONSENTS. All necessary agreements and consents which Key is obligated to obtain so as to consummate the transaction contemplated by the Agreement, or otherwise pertaining to the matters covered by it, shall have been obtained by Key and delivered to ProxyMed.

         9.11 APPROVAL OF DOCUMENTATION. The form and substance of all certificates, instruments, opinions and other documents delivered to ProxyMed under the Agreement shall be satisfactory in all reasonable respects, to ProxyMed and its counsel.

         9.12 EMPLOYMENT AGREEMENT. ProxyMed and the Stockholders shall have entered into employment agreements substantially in the form of SCHEDULE 9.12 hereto, which employment agreements shall supersede and render void and unenforceable the employment agreements of the Stockholders in effect immediately prior to the Closing.

         9.13 CONTINUITY OF MANAGEMENT. ProxyMed shall have made arrangements suitable to it for the employment by ProxyMed of sufficient of Key's employees to continue the operation of the business being transferred without disruption thereto.

         9.14 CONDITION OF ASSETS. The assets shall not have been materially or adversely affected in any way as a result of any fire, accident, storm or other casualty or labor or civil disturbance or act of God or the public enemy.

         9.15 [INTENTIONALLY OMITTED]

         9.16 EXCHANGE OF STOCK. Key shall have exchanged its Stock for the Common Stock at Closing as specified in Section 2.1.

         9.17 ARTICLES OF MERGER. The Articles of Merger shall be executed by Key and upon Closing delivered to ProxyMed or its designee to be filed with the Secretary of State of Florida in accordance with Section 607.1105 of the Florida Act, provided that the Articles of Merger have also been filed with the Secretary of State of Indiana in accordance with 23-1-40-5(b) of the Indiana Code.

ARTICLE 10.   CONDITIONS PRECEDENT TO ACQUIRED PARTIES' PERFORMANCE

         The obligations of the Acquired Parties exchange the Stock under the Agreement are subject to the satisfaction, at or before the Closing, of all the following conditions set out below in this Article 10. Acquired Parties may waive any or all of these conditions in accordance with Section 14.2 hereof; provided, however, that no such waiver of a condition shall constitute a waiver by the Acquired Parties of any of its other rights or remedies, at law or in equity, if Acquired Parties shall be in default of any of their representations, warranties or covenants under the Agreement.

         10.1 ACCURACY OF PROXYMED'S REPRESENTATIONS AND WARRANTIES. All representations and warranties by ProxyMed contained in the Agreement or in any written statement delivered by ProxyMed under the Agreement, including but not limited to the Reports delivered to Acquired Parties pursuant to Section 7.2 hereof, shall be true on and as of the Closing as though such representations and warranties were made on and as of that date.

         10.2 PROXYMED'S PERFORMANCE. ProxyMed shall have performed and complied with all covenants and agreements, and satisfied all conditions that it is required by the Agreement to perform, comply with, or satisfy, before or at the Closing.

         10.3 OPINION OF PROXYMED'S COUNSEL. ProxyMed shall have furnished the Stockholders with an opinion, dated as of the Closing, of Frank M. Puthoff, Esq., counsel for ProxyMed, in form and substance satisfactory to the Stockholders and its counsel, to the effect that:

              (a) ProxyMed is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power to perform its obligations under the Agreement;

              (b) All corporate proceedings required by law or by the provisions of the Agreement to be taken by ProxyMed on or before the Closing, in connection with the execution and delivery of the Agreement and the consummation of the transactions contemplated by the Agreement, have been duly and validly taken;

              (c) ProxyMed has the corporate power and authority to acquire the Stock for the consideration set forth in Section 2.1 of the Agreement;

              (d) Every consent, approval, authorization or order of any court or governmental agency or body that is required for the consummation by ProxyMed of the transactions contemplated by the Agreement has been obtained or has been waived by Key and will be in effect on the Closing Date;

              (e) The consummation of the transaction contemplated by the Agreement does not violate or contravene any of the provisions of the Articles of Incorporation, Bylaws of ProxyMed or any indenture, agreement, statute, judgment or order to which ProxyMed is a party or by which ProxyMed is bound;

              (f) The Agreement has been duly and validly authorized and, when executed and delivered by ProxyMed, will be valid and binding on ProxyMed and enforceable in accordance with its terms, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally; and

              (g) The shares of ProxyMed's Stock delivered to the Stockholders at Closing will be validly and legally issued and will be fully paid and not assessable.

         10.4 PROXYMED'S CORPORATE APPROVAL. ProxyMed shall have received corporate authorization and approval from its Board of Directors, including the delivery of a fairness opinion acceptable to the Board from an investment banker retained by the Board, for the execution and delivery of the Agreement, and all corporate action necessary or proper to fulfill the obligations of the Acquired Parties to be performed under the Agreement on or before the Closing.

         10.5 CERTIFICATION BY PROXYMED. Stockholders shall have received a certificate, dated as of the Closing, signed by an executive officer of ProxyMed certifying, in such detail as

Stockholders and its counsel may reasonably request, that the conditions specified in Section 10.1 and 10.2 have been fulfilled.

         10.6 ABSENCE OF LITIGATION. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by the Agreement or to its consummation, shall have been instituted or threatened on or before the Closing.

         10.7 CONSENTS. All necessary agreements and consents of any parties to the consummation of the transaction contemplated by the Agreement, or otherwise pertaining to the matters covered by it, including , without limitation, the consent of Fifth Third Bank and the release of each Stockholder from their personal guarantees relating to Key's line of credit shall have been obtained on or before the Closing.

         10.8 APPROVAL OF DOCUMENTATION. The form and substance of all certificates, instruments, opinions and other documents delivered to the Acquired Parties under the Agreement shall be satisfactory in all reasonable respects, to Stockholders and its counsel.

         10.9 EMPLOYMENT AGREEMENT. ProxyMed shall have entered into an employment agreement with each of the Stockholder's substantially in the form of
SCHEDULE 9.12 hereto.

         10.10 EXCHANGE OF STOCK. ProxyMed shall have exchanged its Common Stock for the Stock at Closing as specified in Section 2.1.

         10.11 ARTICLES OF MERGER. The Articles of Merger shall be executed by ProxyMed.

         10.12 FINANCING. Stockholders shall have received the proceeds of certain third party financing sufficient to fully settle their indebtedness to the Fifth Third Bank.

ARTICLE 11.   EMPLOYEE PLANS

         ProxyMed is assuming only those obligations of Key relating to any Employee Plan as defined in Section 11.1(a) below, which are listed on SCHEDULE 11, if any. As to such obligations which ProxyMed is assuming, the following provisions shall apply:

         11.1 DEFINITIONS.

              (a) EMPLOYEE PLAN. For purposes of the Agreement, the term "Employee Plan" includes all pension, retirement, disability, medical, dental or other health insurance plans, life insurance or other death benefit plans, profit sharing, deferred compensation, stock option, bonus or other incentive plans, vacation benefit plans, severance plans or other employee benefit plans or arrangements including, without limitation, any pension plan as defined in
Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and any welfare plan as defined in Section 3(1) of ERISA, whether or not funded, covering any Subject Employee (as hereinafter defined) or to which Key is a party or bound or makes or has made any contribution or by which Key may have any liability to any Subject Employee (including any such plan formerly maintained by or in connection with which Key may have any liability to any Subject Employee, and any such plan which is a multi-employer plan as defined in Section 3(37)(A) of ERISA).

              (b) SUBJECT EMPLOYEE. For purposes of the Agreement the term "Subject Employee" includes all current or former officers, directors, employees or consultants who are or were employed or otherwise compensated in connection with activities involving the Stock being purchased.

         11.2 PLAN OPERATIONS. Key hereby represents and warrants that:

              (a) PLANS LISTED. Except as listed on SCHEDULE 6.16, Key does not maintain, is not a party to, does not contribute and is not obligated to contribute to any Employee Plan as defined in Section 11.1(a).

              (b) PLAN DOCUMENTS. With respect to any Employee Plans of Key, Key has provided to ProxyMed complete, accurate and current copies of each of the following:

                  (i) The text (including amendments) of each of the Employee Plans, to the extent reduced to writing;

                  (ii) A description of all material elements of each of the Employee Plans, to the extent not previously reduced to writing;

                  (iii) With respect to each Employee Plan that is an employee benefit plan (as defined in section 3(3) of ERISA), the following:

                        (A) The most recent summary plan description, as described in section 102 of ERISA;

                        (B) Any summary of material modifications that has been distributed to participants or filed with the U.S. Department of Labor but that has not been incorporated in an updated summary plan description furnished under Subparagraph (A) above; and

                        (C) The annual reports, as described in section 103 of ERISA, for the most recent three plan years for which an annual report has been prepared (including all schedules and attachments).

                  (iv) With respect to each Employee Plan that is intended to qualify under section 401(a) of the Internal Revenue Code, the most recent determination letter concerning the plan's qualification under section 401(a) of the Code, as issued by the Internal Revenue Service, and

                  (v) Any handbook, manual, policy statement or similar written guidelines furnished to employees of Key, excluding any such items that has been superseded by any subsequent handbook, manual, policy statement or similar written guidelines.

              (c) OPERATIONS IN GENERAL. Each Employee Plan and the Administrators and Fiduciaries of each Employee Plan and Key have at all times complied with all applicable requirements of ERISA and of any other applicable law (including regulations and rulings thereunder) governing each Employee Plan, and each Employee Plan has at all times been properly administered in accordance with all such requirements of law and in accordance with its terms to the extent consistent with all such requirements of law.

              (d) PBGC, ETC. No "reportable event" (as defined in ERISA) has occurred with respect to any Employee Plan. No liability to the Pension Benefit Guaranty Corporation ("PBGC") has been incurred, or is expected by Key to be incurred, by Key with respect to any Employee Plan. There has been no event or condition which presents a risk of termination of any Employee Plan by the PBGC. No Employee Plan is a multi-employer plan as defined in ERISA or a multiple employer plan except as shown on SCHEDULE 6.16. With respect to any such multi-employer plan or multiple employer plan, there has been no withdrawal of a "substantial employer" as defined by ERISA and Key does not expect such a withdrawal to occur.

              (e) EXCISE TAXES, ETC. No Employee Plan, administrator or fiduciary of any Employee Plan or Key has taken any action, or failed to take any action, that could subject it or any other person to any liability for any excise tax or for breach of fiduciary duty with respect to or in connection with any Employee Plan.

              (f) COMMUNICATION, ETC. No Employee Plan, administrator or fiduciary of any Employee Plan or Key has any liability under any provision of ERISA or any other applicable law by reason of any communication with any Employee Plan, or any filing or failure to file with any government entity.

              (g) PAYMENTS, ETC. No Employee Plan, administrator or fiduciary of any Employee Plan or Key has any liability to any plan participant, beneficiary or other person under any provision of ERISA or any other applicable law by reason of any payment of benefits or other amounts or failure to pay benefits with respect to or in connection with any Employee Plan. Key is not delinquent or in arrears on other amounts owed to or with respect to any contributions under any Employee Plan.

         11.3 PLAN LIABILITIES AND COSTS. Key represents and warrants that:

              (a) DEFINED BENEFIT PLANS. As of the Closing (a) all liabilities (being the present value of accrued benefits); (b) the portion of such liabilities that is then unfunded; (c) all vested liabilities; (d) the portion of such vested liabilities that is then unfunded; (e) the annual contribution required under a 30-year amortization of unfunded past service liabilities; and
(f) the current service costs of each Employee Plan that is a defined benefit plan (as defined by ERISA) do not exceed the amount set forth in SCHEDULE 11.3 with respect to each such plan. In each case, plan liabilities, plan costs and the value of plan assets shall be determined in accordance with such actuarial method or methods and assumptions and methods of asset valuation as are acceptable to actuaries designated by ProxyMed.

              (b) PREVIOUS YEARS' COSTS. The annual cost for the year ending the Last Fiscal Year End of each Employee Plan is set forth in SCHEDULE 11.3.

              (c) NO UNFUNDED DEFINED BENEFIT PLANS. Key does not maintain any "pension plan" as defined in Section 3(2) of ERISA which is unfunded, unless such pension plan is permitted to be maintained on an unfunded basis by ERISA and is designated in SCHEDULE 11.3 as an unfunded pension plan.

         11.4 TAXES AND TRUSTS. Key represents and warrants that:

              (a) TAXES. Each funded Employee Plan that is a "pension plan" as defined in Section 3(2) of ERISA is qualified under Section 401(a) of the Internal Revenue Code of 1954 and the trust maintained in connection with such Employee Plan is exempt from tax under Section 501(a) of the Internal Revenue Code of 1954.

              (b) SEPARATE TRUSTS. The assets of each Employee Plan are invested in a separate trust or under a trust with one or more other such plans where the assets of each plan are separately accounted for and available only to provide benefits to employees and beneficiaries covered under that Plan and to pay allocable administrative expenses. Each Employee Plan is maintained by Key under a plan document, which does not provide for other participating employers. No Employee Plan provides credit with respect to service other than with Key, and neither Key nor any such Employee Plan has liability or responsibility with respect to any such credit. This Section 11.4(b) does not apply to any plan which is a multi-employer plan (as defined in ERISA) as set forth in SCHEDULE 11.4.

         11.5 AMENDMENTS. Key shall notify ProxyMed of any amendment to any Employee Plan required or requested by any government agency after the Closing and, to the extent that any amendment would affect ProxyMed's obligations in any manner, shall give ProxyMed an opportunity to participate, at ProxyMed's expense, in any discussions or negotiations concerning such amendment, and either party will take any action with respect to such amendment without the approval of the other.

         11.6 PAYMENT OF CONTRIBUTIONS. Key shall pay in full prior to the Closing all contributions and other amounts due under each Employee Plan for any period ending on or before the Closing. No Employee Plan or other person has sought, or will seek prior to the Closing, a waiver of any funding requirements with respect to any Employee Plan. ProxyMed agrees that all employer matching contributions to Key's 401(k) plan for the fiscal year ending April 30, 1999, shall be fully and timely made consistent with such plan and with prior years.

         11.7 OTHER LIABILITIES. Key hereby represents that no liability to any employee, beneficiary or other person or entity has been incurred prior to and including the Closing in connection with any Employee Plan (including, without limitation, any matching fund liabilities to Key's 401(k) plan), by reason of any action or inaction by Key or any person affiliated with Key, or any plan administrator or fiduciary, or any other person other than liabilities undertaken by them under the terms of the Employee Plan. Key hereby agrees that no liability to any employee, beneficiary or other person or entity shall be incurred following the Closing in connection with any Employee Plan, by reason of any action or inaction by Key or any person affiliated with Key, or any plan administrator or fiduciary, or any other person other than liabilities undertaken by them under the terms of the Employee Plan.

         11.8 INFORMATION. All Subject Employees and their beneficiaries and dependents, and all other participants and beneficiaries of any Employee Plan, all available data and benefits applicable to each of them under the terms of each Employee Plan (including, without limitation, complete pertinent pay history and all administrative records), shall be correctly identified and set forth in records delivered, at the election of ProxyMed, on or prior to the Closing by Key to ProxyMed. Any such records not delivered by the Closing and requested by ProxyMed shall be delivered as promptly as practicable thereafter. Key shall provide ProxyMed with all administrative forms, employee booklets, summary plan descriptions and other employee communication materials used in connection with each Employee Plan, to the extent requested by ProxyMed. Key shall deliver to ProxyMed at or prior to the Closing copies of all available prior plans and of all determination letters and applications for determination letters (including all correspondence with respect thereto) relating to the qualification of any Employee Plan under Section 401(a) of the Internal Revenue Code of 1954.

ARTICLE 12.   PARTIES' OBLIGATIONS AFTER THE CLOSING

A.       ACQUIRED PARTIES' OBLIGATIONS.

         12.1 PRESERVATION OF GOODWILL. Following the Closing, Stockholders will conduct their activities so that ProxyMed's reasonable expectations with respect to the goodwill, business reputation, employee relations and prospects connected with Key's business will not be materially impaired.

         12.2 TRADE NAMES. If requested by ProxyMed, Stockholders agree that after the Closing Date they shall not use or employ in any manner not authorized by ProxyMed directly or indirectly the name or any trade or service marks of Key or any variation thereof.

         12.3 [INTENTIONALLY OMITTED]

         12.4 ACQUIRED PARTIES' INDEMNITIES. Acquired Parties shall indemnify, defend and hold harmless ProxyMed against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, subject to Section 12.16 ("Losses"), that ProxyMed shall incur or suffer, which arise, result from or relate to any breach of, or failure by Stockholders to perform, any of his representations, warranties, covenants or agreements in the Agreement or in any Schedule, certificate, exhibit or other instrument furnished or to be furnished by

Stockholders under the Agreement, or from the operation of Key prior to the Closing; provided, however, Acquired Parties shall only be obligated to indemnify ProxyMed hereunder for Losses in excess of $125,000 in the aggregate, but in no event in excess of the value of the amounts contained in escrow pursuant to Section 12.16 and the terms thereunder.

         12.5 [INTENTIONALLY OMITTED]

         12.6 [INTENTIONALLY OMITTED]

         12.7 [INTENTIONALLY OMITTED]

         12.8 [INTENTIONALLY OMITTED]

         12.9 S CORPORATION RETURN. The parties agree that Key will timely prepare and file any required S Corporation federal, state and local tax returns for Key for any required periods through the date of the Closing, and the appropriate taxpayer will timely and fully pay all applicable taxes for that period as more particularly described in Section 6.4(j).

B.       PROXYMED'S OBLIGATIONS.

         12.11 REGISTRATION RIGHTS. ProxyMed, at its expense, will file on or before January 30, l999, with the Securities and Exchange Commission("SEC") pursuant to the Securities Act of 1933, as amended, on Form S-3 or its equivalent, a registration statement for a total of one hundred percent (100%) of the Common Stock pro rata as to each of the Stockholders, and exercise best efforts to cause it to become effective as soon thereafter as possible, and to remain effective for eighteen (18) months thereafter or upon such earlier date that the Shareholder's Common Stock is sold. Notwithstanding the foregoing or anything elsewhere in this Agreement, in the event that ProxyMed's Common Stock trades on the Nasdaq National Market below $6.00 a share for five (5) consecutive trading days and for any reason ProxyMed has failed to file the registration statement on or before January 30, 1999 and thereafter such registration statement fails to become effective, then ProxyMed shall file a registration statement with the SEC for one hundred percent (100%) of the Common Stock as soon as practicable and to exercise reasonable best efforts to cause such registration statement to become effective as soon as possible, and to remain effective for one (1) year thereafter or upon such earlier date that the Shareholder's Common Stock is sold. The parties shall execute a Registration Rights Agreement in the form attached hereto as SCHEDULE 12.11.

         12.12 PAYMENT OF S CORPORATION TAXES. The parties agree that sufficient cash distributions shall be made or accrued on or before the Closing to each Stockholder of an amount necessary to pay his federal, state and local income taxes on those taxable earnings (excluding any penalties and interest) relating to Key's most recent taxable year and up through the date of Closing less $156,870 already distributed by Key for this purpose, and the obligation to make such distribution shall not be subject to the $125,f000 limitations in Section 12.14.

         12.13 ACCESS TO RECORDS. From and after the Closing, ProxyMed shall allow Acquired Parties, and their counsel, accountants and other representatives, such access to records which after the Closing are in the custody or control of ProxyMed as Acquired Parties reasonably require in order to comply with their respective obligations under the law or under contracts assumed by ProxyMed pursuant to the Agreement.

         12.14 PROXYMED'S INDEMNITIES. ProxyMed shall indemnify, defend and hold harmless Acquired Parties against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees ("Losses"), that Acquired Parties shall incur or suffer, which arise, result from or relate to any breach of, or failure by ProxyMed to perform, any of its representations, warranties, covenants or agreements in the Agreement or in any Schedule, certificate, exhibit or other instrument furnished or to be furnished by ProxyMed under the Agreement, prior to the Closing; provided, however, that ProxyMed shall only be obligated to indemnify Acquired Parties hereunder for Losses in excess of $125,000 in the aggregate.

C.       ASSERTION OF CLAIMS.

         12.15 ASSERTION OF CLAIMS. All claims for indemnification by either of the Acquired Parties pursuant to Section 12.14 hereof or ProxyMed pursuant to
Section 12.4 hereof, or any other provision of the Agreement except Section 12.3, shall be asserted and resolved as follows:

               (a) Any person claiming indemnification hereunder is hereinafter referred to as the "Indemnified Party" and any person against whom such claims are asserted hereunder is hereinafter referred to as the "Indemnifying Party." In the event that any Losses are asserted against or sought to be collected from an Indemnified Party by a third party, said Indemnified Party shall with reasonable promptness notify the Indemnifying Party of the Losses, specifying the nature and specific basis for such Losses and the indemnity claim and the amount or the estimated amount thereof to the extent then feasible and enclosing a copy of all papers (if any) served with respect to the claim (the "Claim Notice"). The Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to any such Losses if the Indemnified Party fails to notify the Indemnifying Party thereof in accordance with the provisions of the Agreement in reasonably sufficient time so that the Indemnifying Party's ability to defend against the Losses is not prejudiced, but only to the extent such notification within such time period is practicable. The Indemnifying Party shall have thirty (30) days from the date the Claim Notice is given in accordance with the notice provisions hereof (the "Notice Period") to notify the Indemnified Party (x) whether it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such Losses; and (y) whether it desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Losses; which election to defend may be made without prejudicing the Indemnifying Party as to its liability hereunder, other than with respect to the costs of defense. Notwithstanding the foregoing, the Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party (and of which it shall have given notice and opportunity to comment to the Indemnifying Party) and that is not prejudicial to the Indemnifying Party.

                   (A) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such Losses and except as hereinafter provided, the Indemnifying Party shall have the right to defend by all appropriate proceedings, and with counsel of its own choosing, which proceedings shall be promptly settled or prosecuted by them to a final conclusion. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Losses that the Indemnifying Party elects to contest, or, if appropriate and related to the claim in question, in making any counterclaim against the person asserting the third party Losses, or any cross-complaint against any person. No claim with respect to which the Indemnifying Party has admitted its liability may be settled or otherwise compromised without the prior written consent of the Indemnified Party. Any party settling or compromising a claim in violation of the preceding sentence shall be solely liable for the amount of the settlement or compromise.

                   (B) If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of a Claim Notice that it elects to undertake the defense thereof, the Indemnified Party shall have the right to defend at the expense of the Indemnifying Party the claim with counsel of its choosing reasonably satisfactory to the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of any claim at any time prior to settlement or final determination thereof. Any such defense shall be prosecuted promptly and vigorously by the Indemnified Party.

                   In the case of either (A) or (B), if the Indemnifying Party has not admitted its liability for a claim, the Indemnified Party shall send a written notice to the Indemnifying Party of any proposed settlement of any claim received by the Indemnified Party. The Indemnifying Party shall have an option for thirty (30) days following receipt of such notice to (i) admit liability for the claim if it has not already done so and (ii) if liability has been admitted, reject, in its reasonably judgment, the proposed settlement. Failure to reject such settlement within such 30-day period shall be deemed an acceptance of such settlement. If the Indemnified Party settles any such claim over the objection of the Indemnifying Party, the Indemnified Party shall thereby waive any right to indemnify therefor, unless the Indemnifying Party has prior to the time of settlement admitted liability for such claim. Notwithstanding any provisions hereof to the contrary, the Indemnifying Party may defend any claim in the manner described herein under a reservation of rights as to liability for such claim.

               (b) In the event any Indemnified Party should have a claim for Losses against any Indemnifying Party hereunder that does not involve a Loss being asserted against or sought to be collected from it by a third party (for example, but without limitation, a Loss resulting from a breach of a representation, warranty or covenant), the Indemnified Party shall send a Claim Notice (including an explanation, in reasonable detail, of the basis for such claim, the particular representation, warranty or covenant claimed to be breached by the Indemnifying Party, and the manner in which the amount claimed to be due was computed, together with all documents in the possession of the Indemnified Party relating to such claim for Losses) with respect to such claim to the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from the date the Claim Notice is given that it disputes such claim for Losses, the amount of such Losses shall be conclusively deemed a liability of the Indemnifying Party hereunder.

         12.16 LIMITATION OF STOCKHOLDER LIABILITY/ESCROW. Notwithstanding anything in this Agreement to the contrary, the liability of the Stockholders, jointly and severally, for any obligation or liability pursuant to this Agreement including, but not limited to, indemnification obligations, is limited in the aggregate to ten percent (10%) of the number of Common Stock issued pursuant to Section 2.1. Stockholders hereby authorize ProxyMed to act as escrow agent ("Escrow Agent") on behalf of Stockholders and each of them hereby directs such Escrow Agent to hold in escrow ten percent (10%) of the number of shares of Common Stock due to each Stockholder pursuant to Section 2.1 until one (1) year after the issuance of the first independent audit report of ProxyMed which includes Key's operations for a full twelve (12) months, unless earlier if a party makes a claim for liability under the Agreement, in which case the parties will exercise best efforts and promptly negotiate the resolution of such claim in good faith according to the Agreement. If the resolution of such claim involves payment by the Stockholders by transferring to ProxyMed a number of shares of Common Stock held in escrow, Stockholders hereby authorize Escrow Agent to do all things necessary to affect such transfers. Stockholders hereby agree to indemnify Escrow Agent for acting in its capacity as Escrow Agent; provided, however, that Stockholders do not indemnify Escrow Agent from gross negligence or willful misconduct in connection with the escrow. Stockholders agree to deliver to Escrow Agent on the Closing Date that number of shares as described in this Section 12.16, with the stock powers attached and any other necessary documentation to effectuate the escrow. During the term of the escrow, Stockholders shall be entitled to any dividends or other rights conveyed on such Common Stock and to vote such Common Stock, except with respect to any Common Stock returned to ProxyMed pursuant to the terms of this Section 12.16. After the expiration of the one (1) year period after issuance of the first independent audit report referred to herein (but in no event later than April 30, 2000), Escrow Agent shall distribute any shares of Common Stock remaining in escrow to the Stockholders pro rata ("Escrow Release Date").

ARTICLE 13.   COSTS

         13.1 FINDER'S OR BROKER'S FEES. Each of the Acquired Parties and ProxyMed represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by the Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

         13.2 EXPENSES. Each of the parties shall pay all costs and expenses, including, but not limited to attorneys' and accounting fees, incurred or to be incurred by it in negotiating and preparing the Agreement and in closing and carrying out the transactions contemplated by the Agreement.

         13.3 TERMINATION FEE In the event this Agreement is terminated by either party for any reason, ProxyMed agrees to pay Key $35,000 or its actual and necessary expenses for legal and accounting fees relating to this Agreement, whichever is less.

ARTICLE 14.   FORM OF AGREEMENT

         14.1 HEADINGS. The subject headings of the Articles and Sections of the Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

         14.2 ENTIRE AGREEMENT; MODIFICATION; WAIVER. The Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations and understandings of the parties. No supplement, modification or amendment of the Agreement shall be binding unless executed in writing by all the parties. No waiver of any of the provisions of the Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         14.3 COUNTERPARTS; FACSIMILE. The Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In addition, execution of the Agreement and the Schedules attached hereto may be transmitted by one party to the other via facsimile.

ARTICLE 15.   PARTIES

         15.1 PARTIES IN INTEREST. Nothing in the Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of the Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in the Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to the Agreement, nor shall any provision give any third persons any right of subrogation or action over against any party to the Agreement.

         15.2 ASSIGNMENT. ProxyMed may not assign or delegate any of its rights or obligations under the Agreement or any part hereof without the prior written consent of Key except for any assignment in connection with the sale of substantially all of ProxyMed's Stock or capital stock to an unaffiliated third party and except as provided in Section 20.7. Except as otherwise set forth herein, the Acquired Parties may not assign or delegate any of their respective rights or duties hereunder, without the prior written consent of ProxyMed. The Agreement shall be binding on and shall inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns.

ARTICLE 16.   REMEDIES

         16.1 RECOVERY OF LITIGATION COSTS. If any legal action or any arbitration or other preceding is brought for the enforcement of the Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of the Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

         16.2 CONDITIONS PERMITTING TERMINATION. Subject to the provisions of
Article 3 relating to the postponement of the date of Closing, either party may terminate the Agreement by written notice to the other, without liability to the other, if any bona fide action or proceeding shall be pending against either party that could result in an unfavorable judgment, decree or order that would prevent or make unlawful the carrying out of the Agreement.

         16.3 DEFAULTS PERMITTING TERMINATION. If prior to Closing either ProxyMed or a Selling Party materially defaults in the due and timely performance of any of its representations, warranties, covenants or agreements under the Agreement, the non-defaulting party or parties may give notice of termination of the Agreement, in the manner provided in Article 18. The notice shall specify with particularity the default or defaults on which the notice is based. The termination shall be effective ten (10) business days (and if the ten
(10) days are prior to the scheduled date of Closing, such Closing shall be extended for the same time to enable the defaulting party to cure the specified default or defaults on or before this effective date for termination) Subject to
Section 16.4, such termination shall not waive, release or discharge the non-defaulting parties' rights to seek legal and equitable relief.

         16.4 BREACH OF WARRANTIES. Notwithstanding any provision of the Agreement to the contrary, if, upon execution of the Agreement and upon the Closing, the warranties and representations made by either party pursuant to Sections 6, 7 or 11 of the Agreement are not true and correct, and either party notifies the other party of such fact in writing, then the rights and obligations of the parties shall be as follows:

              (a) If the applicable warranty or representation was untrue as of the date made, then except in cases of fraud or neglect, the sole and exclusive remedy of the non-warranting party shall be either of the following, as the non-warranting party may elect in writing:

                  (i) To waive the breach in writing and continue with the Closing, in which case the non-warranting party shall have no further recourse with respect to such breach or falsity pursuant to Section 12.4 or 12.14 or otherwise; or

                  (ii) To terminate the Agreement by written notice, in which case neither party shall have any further obligations nor liabilities to the other party hereunder, except as set forth in Sections 16.4 and 20.2.

              (b) If the applicable warranty or representation was true when made, but became untrue thereafter for reasons other than a breach by the warranting party of its other covenants and obligations under the Agreement, then:

                  (i) If the breach or falsity would adversely and materially affect the non-breaching party's rights and obligations under the Agreement, the remedies of the non-warranting party shall be as elected under Section 16(a) above; and

                  (ii) If the breach or falsity would not adversely and materially affect the non-breaching party's rights and obligations under the Agreement, the sole and exclusive remedy of the non-warranting party shall be limited to those set forth elsewhere in this Agreement, and the non-warranting party shall have no right to terminate the Agreement on account of such breach or falsity.

ARTICLE 17.   NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         All representations, warranties, covenants and agreements in any instrument, certificate, opinion or other writing provided for in it, shall survive the Closing and will remain in effect until and will expire upon the Escrow Release Date.

ARTICLE 18.   NOTICES

         Except as otherwise specifically provided herein, any notice required or permitted to be sent by the Agreement will be in writing and will be (i) delivered by hand; (ii) sent by fax (if the receiving machine confirms receipt through answerback and the sending machine prints a paper copy of the answerback message); or (iii) mailed by registered, certified or other prepaid, receipted delivery service, return receipt requested, to the address or fax number provided by the Agreement. Complying notices will be effective (a) when delivered by hand; (b) the next business day after sent by fax; (c) five business days after deposited in the mail in the manner required above, with proper postage prepaid; or (d) one business day after deposited with the delivery service. Notices will be addressed as follows or as from time to time directed in writing by either party by notice given hereunder:

              KEY:                            Key Communications Service, Inc.
                                              2633 Grant Line Road
                                              New Albany, Indiana   47150-4000
                                              Fax:  812-944-2711
                                              Attn:  Jeff K. Carpenter
              with copy to:                   Sturm, Paletti & Wilson
                                              The Starks Building Suite 1551
                                              455 South Fourth Avenue
                                              Louisville, Kentucky   40202
                                              Fax:  502- 584-7311
                                              Attn:  Howard S. Sturm, Esq.

              STOCKHOLDERS:                   Jeff K. Carpenter
                                              8724 Country Line Road
                                              Sellersburg, Indiana   47172-9688

                                              A. Thomas Hardy
                                              12202 Covered Bridge Road
                                              Sellersburg, Indiana   47172-9688

                                              Carl W. Garmon
                                              1 Riverpointe Plaza, #719
                                              Jeffersonville, Indiana   47130

              PROXYMED:                       ProxyMed, Inc.
                                              2555 Davie Road, Suite 110
                                              Fort Lauderdale, Florida   33317
                                              Fax:  (954) 473-0620
                                              Attn:  Chief Executive Officer

              with copy to:                   ProxyMed, Inc.
                                              2555 Davie Road, Suite 110
                                              Fort Lauderdale, Florida   33317
                                              Fax:  (954) 473-2341
                                              Attn:  Chief Legal Officer

Any party may change its address for purposes of this Article by giving the other parties written notice of the new address in the manner set forth above.

ARTICLE 19.   GOVERNING LAW

         The Agreement shall be construed in accordance with, and governed by, the laws of the State of Florida, without regard to its conflict of laws provisions.

ARTICLE 20.   MISCELLANEOUS

         20.1 ANNOUNCEMENTS. Except as and to the extent required by any applicable law, regulation or order, including Securities and Exchange Commission regulations, no party to the Agreement shall, and each shall direct its representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of negotiations regarding a proposed transaction between the parties or any of the terms, conditions or other aspects of a proposed transaction without prior written consent of the other party. In the event any party is required by applicable law, regulation or order to make any such disclosure, such party shall provide prior notice of such required disclosure to the other party. ProxyMed agrees to deliver to the Stockholders a copy of the proposed public announcement relating to this transaction prior to the publication thereof in order to give the Stockholders an opportunity to make recommendations with respect thereto, which recommendation shall in no way be binding on ProxyMed.

         20.2 CONFIDENTIALITY. The Parties have entered into a Confidentiality Agreement dated December 4, 1998 and a Mutual Non-Disclosure Agreement dated November 12, l998 which are attached hereto as Addendum A and incorporated herein by reference.

         20.3 [INTENTIONALLY OMITTED]

         20.4 FURTHER ACTIONS. Each party shall execute and deliver such other certificates, agreements and other documents and take such other actions as may reasonably be requested by the other parties in order to consummate or implement the transactions contemplated by the Agreement.

         20.5 SEVERABLE COVENANTS. In the event that any provision contained herein is declared invalid or illegal, the other provisions hereof shall not be affected or impaired thereby and shall remain valid and enforceable.

         20.6 SPECIFIC PERFORMANCE. In the event of a breach or threatened breach by any party hereto of the provisions of the Agreement, any other party hereto shall be entitled to specific performance. Nothing herein shall be construed as prohibiting any party hereto from pursuing any other remedies available for such breach or threatened breach, including the recovery of damages.

         20.7 NOMINEE. In the event ProxyMed elects to assign the Agreement to a wholly owned subsidiary of ProxyMed, Acquired Parties hereby consent to any such assignment so long as ProxyMed unconditionally and irrevocably guarantees the obligations of such subsidiary hereunder and any stock issued pursuant to
Section 2.1 is that of ProxyMed.

         20.8 COUNTERPARTS. The Agreement and the Schedules attached hereto may be signed in two or more counterparts, any one of which need not contain the signatures of more that one party, but all such counterparts taken together will constitute one and the same instrument. In addition, execution of the Agreement and the Schedules attached hereto may be transmitted by one party to the other via facsimile.

IN WITNESS WHEREOF, the parties to the Agreement have duly executed it as of the day and year first above written.

PROXYMED:                         PROXYMED, INC.

ATTEST:

/s/ BENNETT MARKS                 By:      /s/ HAROLD S. BLUE
------------------------------             --------------------------------
Bennett Marks, Asst. Secretary             Harold S. Blue, Chairman of the
                                           and Chief Executive Officer

PAC:                              PROXYMED ACQUISITION CORP.

ATTEST:

/s/ BENNETT MARKS                 By:      /s/ HAROLD S. BLUE
------------------------------             --------------------------------
Bennett Marks, Asst. Secretary             Harold S. Blue, Chairman of the
                                           and Chief Executive Officer

KEY:                              KEY COMMUNICATIONS SERVICE, INC.

ATTEST:

/s/ A. THOMAS HARDY               By:      /s/ JEFF K. CARPENTER
------------------------------             --------------------------------
A. Thomas Hardy, Secretary                 Jeff K. Carpenter, President
                                           and Chief Executive Officer

STOCKHOLDERS:                     By:      /s/ JEFF K. CARPENTER
                                           --------------------------------
                                           Jeff K. Carpenter, Stockholder

                                  By:      /s/ A. THOMAS HARDY
                                           --------------------------------
                                           A. Thomas Hardy, Stockholder

                                  By:      /s/ CARL W. GARMON
                                           --------------------------------
                                           Carl W. Garmon, Stockholder